May 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Dillon Hagius

Re:	Artelo Biosciences, Inc.
Registration Statement on Form S-1 File No. 333-264967

Acceleration Request
Requested Date: May 31, 2022 Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artelo Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-264967) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), counsel for the Company, to make such request on the Company’s behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tom Hornish at (858) 350-2392. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Thomas E. Hornish via facsimile at (858) 350-2399. Please direct any questions or comments regarding this acceleration request to Thomas E. Hornish at (858) 350-2392.

Sincerely,

ARTELO BIOSCIENCES, INC.

/s/ Gregory D. Gorgas
Gregory D. Gorgas
President and Chief Executive Officer

cc:	Thomas Hornish
Martin Waters Wilson Sonsini Goodrich & Rosati, P.C.